Delisting Determination, The Nasdaq Stock Market, LLC, April 9, 2024, Atlantic Coastal Acquisition Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Atlantic Coastal Acquisition Corp., effective at the opening of the trading session on April 19, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on February 14, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on February
26, 2024. The Staff determination to delist the Company securities became final on February 26, 2024.